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EXHIBIT 99.2
VOLLMER

PUBLIC RELATIONS
MARKETING COMMUNICATIONS
CORPORATE COMMUNICATIONS
INTERACTIVE MARKETING
908 Travis
Suite 501
Houston, Texas   7702
TEL: (713) 546-2230
FAX: (713) 546-2231
www.vollmerpr.com

May 2, 2000

Mr. Rick Hansen
Elite Logistics Services, Inc.
Petro Chem Building
1201 N. Avenue H
Freeport, TX 77541

Dear Rick:

     This letter, when signed by an authorized agent of Elite Logistics Services, Inc., confirms that Vollmer Public Relations, Inc. has been retained to implement public relations activities and counsel for Elite Logistics Services, Inc. effective February 25, 2000

     As of the effective date, Vollmer Public Relations will bill
Elite Logistics Services, Inc. for agency time. Time is billed at the hourly rate of the account person as per the schedule below:

          Title                         Hourly Rate

          Senior Management             $250
          Vice President                $205
          Management Supervisor         $175
          Account Supervisor            $145
          Sr. Account Executive         $120
          Account Executive             $105
          Creative Services             $ 90
          Assistant Account Executive   $ 85
          Administrative                $ 40

     Expenses will be billed separately. Vollmer Public Relations agrees to make no purchases or commitments without authorization from Elite Logistics Services, Inc. to be given verbally with a written follow-up as requested. Invoices for public relations activities and expenses are issued by the 10"' of the month and due upon receipt.

ELITE LOGISTICS SERVICES, INC.
May 2, 2000
Page 2

     Vollmer agrees to not exceed the attached budget by more than 10%. Should the scope of the work change or additional projects need marketing communications attention, additional budgets will be addressed on a project by project basis.

     As Elite Logistics Services, Inc. is publicly traded company over the counter on the NASDAQ exchange, Vollmer and Elite Logistics Services, Inc. agree one half of all fee charges will be paid in Elite Logistics Services, Inc. common stock. The value of the stock issued will be as of the close of market the 15" of the month in which the Vollmer invoice is issued. In the event the 15th is not a trading day the value will be determined as of the close of market the nearest trading day prior to the 15"' of the month Vollmer acknowledges that stock issued to it hereunder is restricted and realizes that unless and until such shares are registered it may dispose of such shares only if an exemption from registration is available. Vollmer is not acquiring shares for the purposes of making a distribution of Elite shares and has obtained all information regarding Elite and its stock that it requires.

     In the event that Elite files a registration statement, Elite will include all shares issued to Vollmer under this agreement in the registration. If a proposed registration relates to an underwritten public offering then (i) Elite shalt be required to include such shares in the registration statement only if Vollmer agrees to sell such shares on terms satisfactory to the underwriters for such public offerings, and (ii) if in the opinion of the managing underwriter the inclusion in the proposed underwriting of such shares therein would not prevent such offering from being successful. In connection with any registration statement, Vollmer will reasonably cooperate with Elite and any underwriter. Elite will not be required to register shares which are otherwise tradable, for example, pursuant to Rule 144.

     Vollmer and from Elite Logistics Services, Inc. agree that all expenses and production charges wilt be paid in cash as per the terms of this agreement as follows,

     Production of collateral items such as photography and printing associated with public relations activities are commissionable to the client at the standard agency rate of 17.65 percent. Out-of-pocket expenses (long-distance telephone, travel, postage, courier services and the like) will be billed directly to the client.



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ELITE LOGISTICS SERVICES, INC.
May 2, 2000
Page 3

     Should the client assign special projects, that are above and beyond the agreed scope of work (see attached proposal), additional fee and expenses will be estimated based on the task and approved by the client in writing in advance of any work taking place.

     In the unlikely event chat an invoice remains unpaid for more than 90 days after its issuance, we reserve the right to charge you 10% interest and/or our reasonable attorneys' fees should collection efforts be necessary.

     Vollmer Public Relations, its owners, officers, employees, agents and representatives shall not disclose or cause to be disclosed to any third party any information herein defined or subsequently deemed confidential. Confidential Information shall include, but is not limited to, public relations plans, marketing plans, marketing information, marketing projection, marketing timetables, operation methods, specifications, know-how, techniques, manuals, intellectual property, and the like both written and unwritten (Confidential Information), which may be given or shown to or to which Vollmer will be granted access by Elite Logistics Services, Inc., any of its subsidiaries, affiliates, associates, suppliers, franchisees or any of their agents, employees or representatives.

     However, Confidential Information shall not include any.
information which:

     *    is approved for release by written authorization of
          Elite Logistics   Services, Inc.; or

     * is disclosed to the public pursuant to a requirement of a governmental agency or disclosure is required by operation of law.

     Elite Logistics Services, Inc. agrees to defend and indemnify Vollmer against any loss or reasonable expense, including reasonable attorneys' fees, costs and time charges that we may incur as the result of any claim, suit or proceeding brought or threatened against us arising out of assertions made for your products or services or about any' products or services of your competitors in any materials which we may prepare for you, if the assertions are based on information or date supplied to us by or through you, or which you approve, Elite Logistics Services, Inc, shall similarly defend and indemnify Vollmer for any claim arising out of the nature or use of your products or services.

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ELITE LOGISTICS SERVICES, INC.
May 2, 2000
Page 4

     We shall defend and indemnify you against any loss or reasonable expense, including reasonable attorneys' fees and costs you may sustain as the result of any claim, suit or proceeding brought or threatened against you pertaining to libel, slander, defamation, copyright infringement, invasion of privacy, piracy and/or plagiarism, except to the extent that such claims arise from information or materials provided by our through you.

     The Laws of the State of Texas shall govern this agreement and this agreement shalt be performable in Harris County, Texas.

     This agreement shall remain in force six months from the effective date. Either party can terminate this agreement effective 30 days from written notification of such termination provided that, upon written notice of termination by Elite Logistics Services, Inc., Vollmer will promptly cease public relations activities if so requested.

ACCEPTED AND APPROVED FOR VOLLMER PUBLIC RELATIONS, INC.


By: /s/ Allen B. Candle                 5-2-00
   (Authorized Agent)                   Date


ACCEPTED AND APPROVED FOR ELITE LOGISTICS SERVICES, INC.


By: /s/ Richard Hansen                  5-3-00
   (Authorized Agent)                   Date